Filed by Andeavor
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Andeavor
(Commission File No. 001-03473)

The following press release was issued by Andeavor on August 6, 2018.
Andeavor Reports Second Quarter 2018 Results

•	Reported quarterly earnings of $515 million, or $3.38 per diluted share, consolidated net earnings of $582 million and EBITDA of $1,150 million

•
Subject to approval of shareholders and customary closing conditions, expecting to close strategic combination with Marathon on October 1, 2018; Andeavor shareholder meeting scheduled for September 24, 2018

•	Announced participation in Gray Oak Pipeline and South Texas Gateway Terminal joint ventures on April 24, 2018 to transport Permian Basin crude oil to Corpus Christi, Texas

•	Completed West Coast, Nevada and Arizona Asphalt Terminals Acquisition and Wamsutter Pipeline Acquisition

•	Announced further strengthening of refined product supply into Mexico with construction of a new terminal and additional Pemex open season capacity awards

•	Completed $1,550 million drop down to Andeavor Logistics on August 6, 2018, adding 2019 expected annual net earnings of $105 to $115 million and EBITDA of $195 to $205 million

•	Announced project to convert Dickinson Refinery to 100% renewable diesel production

San Antonio, Texas - August 6, 2018 - Andeavor (NYSE: ANDV) today reported second quarter earnings of $515 million, or $3.38 per diluted share, compared to $40 million, or $0.31 per diluted share a year ago. Consolidated net earnings were $582 million for the second quarter 2018 compared to $87 million for the same period last year. EBITDA for the second quarter 2018 was $1.15 billion compared to $479 million last year.

Second quarter 2018 results include $30 million of integration costs related to Western Refining and transaction costs primarily related to the strategic combination with Marathon Petroleum Corp. (NYSE: MPC) (“MPC”). Second quarter 2017 results included $124 million of acquisition and integration costs related to the Western Refining acquisition, which closed on June 1, 2017.

“We are very pleased with the continued strong performance of our integrated business,” said Greg Goff, Chairman and CEO. “Our Logistics business reported its best quarter ever, and we had very strong operational performance and continue to deliver on our synergy commitment related to the Western Refining acquisition. We also continue to make excellent progress growing in Mexico with the announcement of our new terminal project in Northwest Mexico and winning two additional Pemex Logística open season capacity awards in new regions. These achievements further strengthen our growth capabilities in Mexico and extend our West Coast and Southwest integrated value chains. Today, we also announced the completion of a $1.6 billion drop down, with Andeavor receiving $1.25 billion in Andeavor Logistics’ common equity units and $300 million in cash. As a result, our ownership in Andeavor Logistics has increased from 59% to 64%,” added Goff. “Importantly, our strategic combination with MPC is expected to close on October 1, 2018, subject to approval of shareholders and customary closing conditions. We are making excellent progress on integration and synergy planning and are very excited about the long-term shareholder value this transaction is expected to create.”

	Three Months Ended June 30,		Six Months Ended June 30,
(Unaudited) ($ in millions, except per share data)	2018	2017	2018	2017
Segment Operating Income
Marketing	$209	$240	$337	$373
Logistics	193	163	381	313
Refining	607	45	812	79
Total Segment Operating Income	$1,009	$448	$1,530	$765
Net Earnings From Continuing Operations Attributable to Andeavor (a)	$515	$40	$679	$90

Diluted EPS - Continuing Operations	$3.38	$0.31	$4.43	$0.72
Diluted EPS - Discontinued Operations	—	—	0.05	—
Total Diluted EPS	$3.38	$0.31	$4.48	$0.72

(a)	Referred to in the body of this press release as “earnings.”

Segment Results

Marketing
Marketing segment operating income was $209 million and segment EBITDA was $227 million in the second quarter 2018. This compares to segment operating income of $240 million and segment EBITDA of $255 million last year. Overall fuel margins for the second quarter 2018 were 11.6 cents per gallon compared to 13.2 cents per gallon last year, and Retail and Branded fuel margins were 21.1 cents per gallon compared to 23.2 cents per gallon in 2017. Marketing margins reflect a lag in street prices following rising spot market prices in the first two months of the quarter, however, the business performed well as margins improved in June to higher levels. Refining results benefited from these rising spot market prices in the quarter, reflecting the value of the Company’s integrated business model.

For the second quarter, merchandise margin increased to $58 million from $20 million in 2017 primarily due to the Western Refining acquisition and the successful conversion of over 100 MSO sites (multi-site operators) to company-owned sites. Merchandise margins were 28.9% compared to 28.3% in the prior year and 28.0% in the prior quarter. Andeavor continued to grow its network of retail and branded stations, increasing by 257 stations, or 8% year-over-year, to 3,330. This was primarily driven by the acquisition of retail stations in Northern California in July 2017 and the continued execution of the Company’s organic growth plan, including rebranding and expansion into Mexico. Andeavor has 128 stations in Mexico as of July 31, 2018, including 84 ARCO® branded stations and 44 unbranded stations, which are in the process of rebranding to ARCO®.

Logistics
The Logistics segment reported record results for the second quarter. Segment operating income increased to $193 million in the second quarter 2018 from $163 million a year ago and segment EBITDA increased to $282 million from $236 million last year. The increase in segment operating income and segment EBITDA was primarily driven by contributions from the Western Refining Logistics acquisition, the 2017 drop down transaction and organic Gathering & Processing growth projects, primarily in the Bakken and Permian Basin.

Following the completion of the 2018 drop down and continued execution of identified growth investments, Andeavor Logistics (NYSE: ANDX) expects its Permian Basin business to exit 2018 with a run rate of $90 million of annual net earnings and $150 million of annual EBITDA contribution.

Refining
Refining segment operating income was $607 million for the second quarter 2018 compared to $45 million in 2017. Segment EBITDA was $782 million compared to $206 million in 2017. Refining margin was $1.4 billion, or $14.26 per barrel, for the second quarter 2018. This compares to a refining margin of $768 million, or $9.45 per barrel in the second quarter 2017. Refining utilization was 96% for the second quarter 2018 compared to 91% for 2017. Manufacturing costs were $5.07 per barrel compared to $5.67 per barrel in the prior year, driven by the Company’s focus on productivity and synergy execution.

Corporate and Other
Corporate and unallocated costs for the second quarter 2018 were $162 million, which included $30 million of transaction and integration costs primarily related to the Western Refining acquisition and the strategic combination with MPC. Net interest expense was $109 million, and the effective tax rate was 22% in the second quarter 2018.

Balance Sheet and Cash Flow

Andeavor ended the quarter with $388 million in cash and cash equivalents, down from $543 million at the end of 2017. As of June 30, 2018, Andeavor had approximately $2.1 billion of availability under its revolving credit facility. Total debt, net of unamortized issuance costs, was $8.7 billion at the end of the second quarter. Excluding Andeavor Logistics, total debt was $4.4 billion. In the quarter, Andeavor paid down approximately $230 million of debt and invested $75 million, plus working capital, to acquire the Asphalt Terminals.

Capital spending for the second quarter 2018 was $382 million, consisting of $277 million for Andeavor and $105 million for Andeavor Logistics. Turnaround expenditures for the second quarter were $156 million and marketing branding costs were $13 million. Andeavor expects full year 2018 consolidated capital expenditures of $1.6 billion, turnaround expenditures of $575 million and marketing branding costs of $75 million.

Andeavor paid cash dividends of $89 million in the second quarter. Additionally, Andeavor today announced that the board of directors has declared a quarterly cash dividend of $0.59 per share payable on September 14, 2018 to all holders of record as of August 31, 2018.

Strategic Update

Marathon Petroleum Corp. and Andeavor Strategic Combination
On April 29, 2018, Andeavor and MPC entered into the MPC Merger Agreement under which MPC will acquire all Andeavor outstanding shares. Andeavor shareholders will have the option to receive in exchange for each share of Andeavor common stock they hold 1.87 shares of MPC stock, $152.27 in cash, or a combination of both, subject to a proration mechanism that will result in 15% of the shares of Andeavor common stock being exchanged for cash, and the remaining shares being exchanged for MPC stock. This represented a premium of 24.4% to ANDV’s closing price prior to the announcement. This transaction is expected to create a premier U.S. refining, marketing and midstream company, building a platform that is well-positioned for long-term growth and shareholder value creation. The transaction is expected to generate in excess of $1 billion of annual synergies within the first three years.

On August 3, 2018 Andeavor and MPC announced that the strategic combination is expected to close on October 1, 2018, pending approval from both Andeavor and MPC shareholders, as well as satisfying other customary closing conditions. Andeavor has scheduled a meeting of its shareholders for September 24, 2018 to approve the transaction.

Western Refining Synergy Update
Andeavor expects to deliver $350 to $425 million in annual run-rate synergies by June 2019. Through the second quarter 2018, Andeavor has achieved approximately $280 million in annual run-rate synergies, including $140 million in corporate efficiencies and $140 million in value chain optimization, marketing, operational and other improvements.

2018 Drop Down Update
Andeavor Logistics today announced that it has agreed to acquire a portfolio of logistics assets from Andeavor for total consideration of $1,550 million. The assets include gathering, storage and transportation assets in the Permian Basin, including the RIO Pipeline; legacy Western Refining assets and associated crude terminals; and the majority of Andeavor’s remaining refining terminalling, transportation and storage assets. The drop down also includes the Conan Crude Oil Gathering System and the Los Angeles Refinery Interconnect Pipeline.

The assets are expected to generate 2019 annual net earnings of $105 to $115 million and EBITDA of $195 to $205 million. Andeavor Logistics expects to invest approximately $100 million in 2018 and $50 million in 2019 of capital to further expand the Conan Crude Oil Gathering System and complete the Los Angeles Refinery Interconnect Pipeline. When adjusting for the additional capital, the transaction represents a multiple of approximately 8.4 times 2019 annual EBITDA. The transaction is expected to be immediately accretive.

In consideration, Andeavor received $1.25 billion in Andeavor Logistics common units and $300 million in cash, financed with borrowings on Andeavor Logistics’ revolving credit facilities. The equity consideration was based on the average daily closing price of Andeavor Logistics common units for the 10 trading days prior to the approval date of August 3, 2018, or $44.20 per unit, totaling approximately 28.3 million common units, and increases Andeavor’s ownership of Andeavor Logistics from 59% to 64%.

Mexico Update
On July 22, 2018, Andeavor announced that it has been awarded additional refined product pipeline and storage capacity by Pemex Logística in the states of Baja California Sur, Sinaloa and Chihuahua. Additionally, the open season also awarded marine terminal use at three facilities in Baja California Sur and Sinaloa. These awards further strengthen and support Andeavor’s growth strategy by extending its existing West Coast and Southwest value chains into Mexico.

On June 6, 2018, Andeavor announced its plans to build a refined products terminal at the Rosarito storage facility of Comisión Federal de Electricidad in the state of Baja California. Andeavor will sign a long-term lease for the land and will construct and operate the facility. The Company expects a total investment of approximately $100 million over the next two years. The terminal is expected to reduce Andeavor’s costs to directly import refined products in Baja California, supporting its growing network of ARCO® branded stations and unbranded growth in Northwest Mexico.

Dickinson Refinery Renewable Diesel Project
Andeavor today announced a project to convert the Dickinson Refinery to process 12,000 barrels per day of renewable feedstocks, including soybean oil and distillers corn oil, into renewable diesel fuel. The project is expected to be completed in late 2020 and is subject to permitting and regulatory approval. Andeavor continues to execute its strategy of reducing regulatory compliance costs through the implementation of renewable fuels technologies that are compatible with existing vehicles and infrastructure.

Participation in Gray Oak Crude Oil Pipeline and South Texas Gateway Terminal
On April 24, 2018, Andeavor announced participation in two new joint ventures that support the transportation of crude oil from the Permian Basin to Corpus Christi, Texas with connection to the South Texas Gateway Terminal, a marine terminal under development. Gray Oak Pipeline, LLC is expected to be placed in service by the end of the fourth quarter 2019, while the South Texas Gateway Terminal is expected to begin operations by the end of 2019.

The combined system will position Andeavor to efficiently transport crude oil from its Delaware Basin gathering systems, further strengthening the Company’s competitive position in the Permian Basin and enhancing its commercial capabilities in the region, allowing Andeavor and its customers to access multiple markets on the U.S. Gulf Coast as well as other markets through the South Texas Gateway Terminal. This investment also provides the potential for future growth opportunities for the Logistics business given its crude oil gathering position in the Delaware Basin and its connectivity to this system.

Asphalt Terminals and Wamsutter Pipeline Acquisitions Completed
On May 21, 2018, Andeavor announced that it had completed the acquisition of asphalt terminals on the West Coast, Nevada and Arizona from Delek Holdings US for total consideration of $75 million, plus working capital. On May 1, 2018, Andeavor Logistics completed the acquisition of the Wamsutter Pipeline from Plains All American Pipeline, L.P. for total consideration of $180 million.

Public Invited to Listen to Webcast
Andeavor has provided a pre-recorded webcast hosted by Greg Goff and Steven Sterin regarding second quarter 2018 results and other business matters. Interested parties may listen to the webcast by logging on to http://www.andeavor.com.

About Andeavor
Andeavor is a premier, highly integrated marketing, logistics and refining company. Andeavor's retail-marketing system includes approximately 3,330 stations marketed under multiple well-known fuel brands, including ARCO®, SUPERAMERICA®, Shell®, Exxon™, Mobil™, Tesoro®, USA Gasoline™ and Giant®. It also has ownership in Andeavor Logistics LP (NYSE: ANDX) and its non-economic general partner. Andeavor operates 10 refineries with a combined capacity of approximately 1.2 million barrels per day in the mid-continent and western United States.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. They include, without limitation, statements concerning: our operational, financial and growth strategies, including continued growth, disciplined capital allocation, enhancing our integrated business model, investing in high-return capital projects, pursuing strategic acquisitions, returning cash to our shareholders, driving growth and improvements, and delivering synergies; our ability to successfully effect those strategies and the expected timing and results thereof; our financial and operational outlook, and ability to fulfill that outlook; our financial position, liquidity and capital resources; expectations regarding future economic and market conditions and their effects on us; the announced acquisition of Andeavor by Marathon, including expected timing and benefits thereof, expected synergies therefrom, and expected long-term growth and shareholder value created thereby; statements regarding the additional Pemex Logistica logistics capacity and marine terminal use in Mexico, and the expected benefits therefrom; statements regarding the planned refined products terminal in Northern Mexico, including the expected timing, cost and benefits thereof; expected contribution by the Permian Basin business to Andeavor Logistics’ annual net earnings and EBITDA; our growth plans and expectations in Mexico; delivery of synergies, including expected annual run-rate synergies from the Western Refining acquisition and the sources thereof; expected 2018 and 2019 capital expenditures, turnaround expenditures and marketing branding costs; the amount and timing of future dividends; statements regarding the August 2018 drop down to Andeavor Logistics, including the expected benefits thereof and the Logistics segment annual net earnings and EBITDA expected to be generated thereby; expected 2018 and 2019 investments by Andeavor Logistics in certain projects; statements concerning the announced project to convert the Dickinson Refinery, including the expected timing and benefits thereof; expectations regarding the Gray Oak Pipeline and the South Texas Gateway Terminal joint ventures, including the timing and expected growth opportunities and benefits therefrom; our ability to meet or exceed all of our previously communicated goals for 2018; preparation for and expected benefits from IMO 2020; third quarter 2018 guidance and expectations; projected 2020 net earnings and EBITDA from the LA refinery integration and compliance and Anacortes isomerization projects; projected 2019 net earnings and EBITDA contribution from the 2018 drop down; and other aspects of future performance.

Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended December 31, 2017, subsequent Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission (SEC), and in the Form S-4/A filed with the SEC by MPC. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, MPC and ANDV have filed relevant materials with the SEC, including MPC’s registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.
Participants in the Solicitation Relating to the Merger

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contact:

Investors:
Brad Troutman, Investor Relations, (210) 626-4568

Media:
Andeavor Media Relations, media@andeavor.com, (210) 626-7702

Andeavor
Third Quarter 2018 Guidance (Unaudited)

Throughput (Mbpd)
California	510 - 550
Inland	385 - 415
Pacific Northwest	180 - 190
Consolidated	1,075 - 1,155

Manufacturing Cost ($/throughput barrel)
California	$6.25 - $6.75
Inland	$4.80 - $5.20
Pacific Northwest	$3.65 - $3.85
Consolidated	$5.30 - $5.70

($ millions)
Marketing depreciation and amortization	$20 - $25
Logistics depreciation and amortization	$85 - $90
Refining depreciation and amortization	$170 - $175
Corporate and other depreciation and amortization	$15 - $20
Corporate expense (before depreciation; excludes any acquisition and integration costs)	$135 - $140
Interest expense (before interest income)	$105 - $115
Noncontrolling interest (includes expected 2018 drop down impact)	$65 - $70

Non-GAAP Measures

Our management uses certain “non-GAAP” performance measures to analyze operating segment performance and “non-GAAP” financial measures to evaluate past performance and prospects for the future to supplement our GAAP financial information presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial and operational non-GAAP measures are important factors in assessing our operating results and profitability and include:

•	EBITDA - U.S. GAAP-based net earnings before interest, income taxes, and depreciation and amortization expenses;

•	Segment EBITDA - a segment’s U.S. GAAP operating income before depreciation and amortization expenses plus equity in earnings (loss) of equity method investments and other income (expense), net;

•	Fuel margin - the difference between total marketing revenues and marketing cost of fuels and other;

•	Fuel margin per gallon - fuel margin divided by our total fuel sales volumes in gallons;

•	Merchandise margin - the difference between merchandise sales and purchases of merchandise;

•	Merchandise margin percentage - merchandise margin divided by merchandise sales;

•
Average margin on NGL sales per barrel - the difference between the NGL sales revenues and the amounts recognized as NGL expenses divided by our NGL sales volumes in barrels presented in Mbpd multiplied by 1,000 and multiplied by the number of days in the period, (91 days for both the three months ended June 30, 2018 and 2017 and 181 days for both the six months ended June 30, 2018 and 2017);

•	Refining margin - the difference between total refining revenues and total cost of materials and other;

•	Refining margin per throughput barrel - refining margin divided by our total refining throughput in barrels multiplied by 1,000 and multiplied by the number of days in the period as stated above;

•
Manufacturing costs (excluding depreciation and amortization) per throughput barrel - manufacturing costs divided by our total refining throughput in barrels multiplied by 1,000 and multiplied by the number of days in the period as stated above (representing direct operating expenses incurred by our Refining segment for the production of refined products);

•	Total debt excluding Andeavor Logistics - our consolidated Andeavor debt less all debt owed by Andeavor Logistics (net of unamortized debt issuance costs); and

We present these measures because we believe they may help investors, analysts, lenders and ratings agencies analyze our results of operations and liquidity in conjunction with our U.S. GAAP results, including but not limited to:

•	our operating performance as compared to other publicly traded companies in the refining, logistics and marketing industries, without regard to historical cost basis or financing methods;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Management also uses these measures to assess internal performance. Non-GAAP measures have important limitations as analytical tools, because they exclude some, but not all, items that affect net earnings and operating income. These measures should not be considered substitutes for their most directly comparable U.S. GAAP financial measures. See “Non-GAAP Reconciliations” below for reconciliations between non-GAAP measures and their most directly comparable U.S. GAAP measures.

Items Impacting Comparability

On June 1, 2017, we closed the Western Refining Acquisition. Our results include the operations from Western Refining for the three and six months ended June 30, 2018 and thus the prior period may not be comparable. With the Western Refining Acquisition, our Marketing segment reflects our expanded marketing business that consists of expanded wholesale marketing operations and retail stores marketed under multiple well-known fuel brands. Our Logistics segment includes the results of Andeavor Logistics, excluding its wholesale business, and acquired logistics assets. Our Refining segment reports the results of our refining system that consists of ten refineries.

On January 1, 2018, we adopted ASC 606 utilizing the modified retrospective method. The current period results and balances are presented in accordance with ASC 606 while comparative periods continue to be presented in accordance with the accounting standards in effect for those periods.

Andeavor
Condensed Consolidated Balance Sheets (Unaudited) (In millions)

	June 30, 2018	December 31, 2017
Assets
Current Assets
Cash and cash equivalents (Andeavor Logistics: $44 and $75, respectively)	$388	$543
Receivables, net of allowance for doubtful accounts (Andeavor Logistics: $200 and $219, respectively)	2,623	1,961
Inventories	3,653	3,630
Prepayments and other current assets	496	749
Total Current Assets	7,160	6,883
Property, Plant and Equipment, Net (Andeavor Logistics: $5,625 and $5,413, respectively)	15,445	14,742
Other Noncurrent Assets, Net (Andeavor Logistics: $2,244 and $2,251, respectively)	7,469	6,948
Total Assets	$30,074	$28,573

Liabilities and Equity
Current Liabilities
Accounts payable	$3,799	$3,330
Current maturities of debt	28	17
Other current liabilities	1,227	1,654
Total Current Liabilities	5,054	5,001
Deferred Income Taxes	1,777	1,591
Debt, Net of Unamortized Issuance Costs (Andeavor Logistics: $4,372 and $4,127, respectively)	8,698	7,668
Other Noncurrent Liabilities	978	898
Total Equity	13,567	13,415
Total Liabilities and Equity	$30,074	$28,573

Andeavor
Results of Consolidated Operations (Unaudited) (In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues	$12,472	$7,849	$22,772	$14,487
Costs and Expenses:
Cost of materials and other (excluding items shown separately below)	10,235	6,217	18,844	11,643
Lower of cost or market inventory valuation adjustment	—	209	—	209
Operating expenses (excluding depreciation and amortization)	918	740	1,784	1,395
Depreciation and amortization expenses	292	240	574	466
General and administrative expenses	179	247	352	382
(Gain) loss on asset disposals and impairments	1	(22)	1	(21)
Operating Income	847	218	1,217	413
Interest and financing costs, net	(109)	(96)	(211)	(194)
Equity in earnings of equity method investments	11	3	21	3
Other income, net	—	18	10	29
Earnings Before Income Taxes	749	143	1,037	251
Income tax expense	167	56	226	77
Net Earnings From Continuing Operations	582	87	811	174
Earnings from discontinued operations, net of tax	—	—	8	—
Net Earnings	582	87	819	174
Less: Net earnings from continuing operations attributable to noncontrolling interest	67	47	132	84
Net Earnings Attributable to Andeavor	$515	$40	$687	$90

Net Earnings Attributable to Andeavor
Continuing operations	$515	$40	$679	$90
Discontinued operations	—	—	8	—
Total	$515	$40	$687	$90

Net Earnings per Share - Basic
Continuing operations	$3.41	$0.31	$4.47	$0.73
Discontinued operations	—	—	0.05	—
Total	$3.41	$0.31	$4.52	$0.73
Weighted average common shares outstanding - Basic	151.1	130.8	152.0	124.0

Net Earnings per Share - Diluted
Continuing operations	$3.38	$0.31	$4.43	$0.72
Discontinued operations	—	—	0.05	—
Total	$3.38	$0.31	$4.48	$0.72
Weighted average common shares outstanding - Diluted	152.6	131.7	153.5	125.0

Andeavor
Selected Segment Operating Data (Unaudited) (In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Earnings Before Income Taxes
Marketing	$209	$240	$337	$373
Logistics	193	163	381	313
Refining	607	45	812	79
Total Segment Operating Income	1,009	448	1,530	765
Corporate and unallocated costs	(162)	(228)	(313)	(350)
Intersegment eliminations	—	(2)	—	(2)
Operating Income	847	218	1,217	413
Interest and financing costs, net	(109)	(96)	(211)	(194)
Equity in earnings of equity method investments	11	3	21	3
Other income, net	—	18	10	29
Earnings Before Income Taxes	$749	$143	$1,037	$251
Depreciation and Amortization Expenses
Marketing	$21	$15	$43	$28
Logistics	83	68	162	126
Refining	175	153	348	301
Corporate	13	6	21	13
Intersegment eliminations	—	(2)	—	(2)
Total Depreciation and Amortization Expenses	$292	$240	$574	$466
Segment EBITDA
Marketing	$227	$255	$379	$401
Logistics	282	236	553	448
Refining	782	206	1,169	387
Total Segment EBITDA	$1,291	$697	$2,101	$1,236
Capital Expenditures
Marketing	$17	$7	$30	$13
Logistics	104	49	187	94
Refining	253	154	565	286
Corporate	8	57	20	100
Total Capital Expenditures	$382	$267	$802	$493
Turnaround Expenditures and Marketing Branding Costs
Turnarounds and catalysts	$156	$198	$359	$309
Marketing branding	13	19	23	37
Total Turnaround Expenditures and Marketing Branding Costs	$169	$217	$382	$346

Andeavor
Reconciliation of Amounts Reported Under U.S. GAAP (Unaudited) (In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Reconciliation of Net Earnings to EBITDA
Net Earnings	$582	$87	$819	$174
Depreciation and amortization expenses	292	240	574	466
Interest and financing costs, net	109	96	211	194
Income tax expense	167	56	226	77
EBITDA	$1,150	$479	$1,830	$911

Reconciliation of Marketing Segment Operating Income to Marketing Segment EBITDA
Marketing Segment Operating Income	$209	$240	$337	$373
Depreciation and amortization expenses	21	15	43	28
Other expense, net	(3)	—	(1)	—
Marketing Segment EBITDA	$227	$255	$379	$401

Reconciliation of Logistics Segment Operating Income to Logistics Segment EBITDA
Logistics Segment Operating Income	$193	$163	$381	$313
Depreciation and amortization expenses	83	68	162	126
Equity in earnings of equity method investments	5	3	8	5
Other income, net	1	2	2	4
Logistics Segment EBITDA	$282	$236	$553	$448

Reconciliation of Refining Segment Operating Income to Refining Segment EBITDA
Refining Segment Operating Income	$607	$45	$812	$79
Depreciation and amortization expenses	175	153	348	301
Equity in earnings (loss) of equity method investments	6	—	13	(2)
Other income (expense), net	(6)	8	(4)	9
Refining Segment EBITDA	$782	$206	$1,169	$387

Andeavor
Other Summary Financial Information (Unaudited) (In millions)

Western Refining Acquisition - Summary of Integration, Acquisition and Deal-Related Costs (Consolidated)
	Three Months Ended							Cumulative Total
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
General and administrative expenses	$13	$17	$11	$32	$124	$16	$3	$216
Interest and financing costs, net	—	—	—	—	11	17	21	49
Total Before Income Taxes	$13	$17	$11	$32	$135	$33	$24	$265

Components of Cash Flows
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash Flows From (Used in):
Operating activities	$847	$670	$1,097	$770
Investing activities	(696)	(519)	(1,512)	(1,448)
Financing activities	(196)	(1,388)	260	(1,556)
Decrease in Cash and Cash Equivalents	$(45)	$(1,237)	$(155)	$(2,234)

Other Financial Information
	June 30, 2018	December 31, 2017
Total market value of Andeavor Logistics units held by Andeavor (a)	$5,439	$5,907

Cash Distributions Received From Andeavor Logistics (b)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
For common units held	$115	$32	$230	$63
For general partner units held	—	39	—	85
Total Cash Distributions Received from Andeavor Logistics	$115	$71	$230	$148

(a)
Represents market value of 127,889,386 common units held by Andeavor at both June 30, 2018 and December 31, 2017. The market values were $42.53 and $46.19 per unit based on the closing unit price at June 30, 2018 and December 31, 2017, respectively.

(b)	Represents distributions received from Andeavor Logistics during the three and six months ended June 30, 2018 and 2017 on common units and general partner units held by Andeavor.

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except cents per gallon and percentages)

	Three Months Ended June 30,				Six Months Ended June 30,
Marketing Segment	2018		2017		2018		2017
Revenues	$6,854		$4,971		$12,519		$9,075
Expenses
Cost of fuels and other (excluding items shown separately below)	6,431		4,606		11,770		8,491
Operating expenses (excluding depreciation and amortization)	178		105		345		173
Depreciation and amortization expenses	21		15		43		28
Selling, general and administrative expenses	14		5		23		10
Loss on asset disposals and impairments	1		—		1		—
Segment Operating Income	$209		$240		$337		$373
Fuel Sales (millions of gallons)
Retail	487		354		954		630
Branded	915		866		1,772		1,681
Total Retail and Branded	1,402		1,220		2,726		2,311
Unbranded	1,509		1,217		2,941		2,223
Total Fuel Sales	2,911		2,437		5,667		4,534
Marketing Margin
Retail and Branded fuel margin	$296		$282		$510		$471
Unbranded fuel margin	42		40		80		52
Total Fuel Margin (c)	338		322		590		523
Merchandise margin (c)	58		20		108		23
Other margin	27		23		51		38
Total Convenience Margin	85		43		159		61
Total Marketing Margin (c)	$423		$365		$749		$584

Fuel Margin (¢/gallon) (c)
Retail and Branded Fuel Margin	21.1	¢	23.2	¢	18.7	¢	20.5	¢
Unbranded Fuel Margin	2.9	¢	3.2	¢	2.7	¢	2.3	¢
Total Fuel Margin	11.6	¢	13.2	¢	10.4	¢	11.6	¢

Merchandise Margin % (c)	28.9%		28.3%		28.5%		28.8%

Number of Branded Stations (at the end of the period)					June 30, 2018		June 30, 2017
Company operated					574		457
MSO operated					510		595
Total Retail Stations					1,084		1,052
Jobber/Dealer operated					2,246		2,021
Total Retail and Branded Stations					3,330		3,073

(c)
Management uses fuel margin and fuel margin per gallon to compare fuel results and merchandise margin and merchandise margin percentage to compare retail results to other companies in the industry. There are a variety of ways to calculate fuel margin, fuel margin per gallon, merchandise margin and merchandise margin percentage. Different companies may calculate these measures in different ways. Refer to “Non-GAAP Measures” and “Non-GAAP Reconciliations” for further information regarding these non-GAAP measures. Fuel margin and fuel margin per gallon include the effect of intersegment purchases from the Refining segment.

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except per barrel amounts, per Mbpd, and per MMBtu)

	Three Months Ended June 30,		Six Months Ended June 30,
Logistics Segment	2018	2017	2018	2017
Revenues
Terminalling and transportation
Terminalling	$208	$159	$406	$304
Pipeline transportation	40	33	71	63
Other revenues	1	2	3	2
Gathering and processing
NGL sales (d)	95	81	199	164
Gas gathering and processing	82	87	167	167
Crude oil and water gathering	69	41	134	80
Pass-thru and other revenue	48	33	89	76
Logistics Revenues (e)	543	436	1,069	856
Expenses
Terminalling and transportation
Operating expenses (excluding depreciation and amortization) (f)	79	62	153	111
Gathering and processing
NGL expense (excluding items shown separately below) (e)(g)	45	56	93	115
Operating expenses (excluding depreciation and amortization) (f)	116	83	227	160
Depreciation and amortization expenses	83	68	162	126
General and administrative expenses (f)	26	29	52	56
(Gain) loss on asset disposals and impairments	1	(25)	1	(25)
Segment Operating Income	$193	$163	$381	$313

Terminalling and transportation
Terminalling throughput (Mbpd)	1,768	1,263	1,719	1,142
Average terminalling revenue per barrel (h)	$1.29	$1.39	$1.30	$1.47
Pipeline transportation throughput (Mbpd)	1,030	918	954	876
Average pipeline transportation revenue per barrel (h)	$0.43	$0.40	$0.41	$0.40
Gathering and processing
NGL sales (Mbpd) (i)	9.1	7.3	10.4	7.4
Average margin on NGL sales per barrel (e)(g)(h)	$59.77	$37.45	$55.81	$38.30
Gas gathering and processing throughput (thousands of MMBtu/d) (j)	784	952	807	952
Average gas gathering and processing revenue per MMBtu (h)	$1.16	$1.00	$1.14	$0.97
Crude oil and water gathering volume (Mbpd)	301	269	302	261
Average crude oil and water gathering revenue per barrel (h)	$2.55	$1.64	$2.46	$1.68

(d)
The Logistics segment had 21.9 Mbpd and 20.9 Mbpd of gross natural gas liquids (“NGL”) sales under percent of proceeds (“POP”) and keep-whole arrangements for the three months ended June 30, 2018 and 2017,respectively, of which the Logistics segment retained 9.1 Mbpd and 7.3 Mbpd, respectively. The Logistics segment had 24.3 Mbpd and 21.0 Mbpd of gross NGL sales under POP and keep-whole arrangements for the six months ended June 30, 2018 and 2017,respectively, of which the Logistics segment retained 10.4 Mbpd and 7.4 Mbpd, respectively.The difference between gross sales barrels and barrels retained is reflected in NGL expense resulting from the gross presentation required for the POP arrangements associated with the North Dakota Gathering and Processing Assets.

(e)
Included in our Refining segment’s cost of materials and other were Logistics segment revenues for services provided to our Refining segment of $379 million and $202 million for the three months ended June 30, 2018 and 2017, respectively, and $688 million and $405 million for the six months ended June 30, 2018 and 2017, respectively. These amounts are eliminated upon consolidation.

(f)
Our Logistics segment operating expenses and general and administrative expenses include amounts billed by Andeavor for services provided to Andeavor Logistics under various operational contracts. Amounts billed by Andeavor included in operating expenses totaled $52 million and $44 million for the three months ended June 30, 2018 and 2017, respectively, and $103 million and $83 million for the six months ended June 30, 2018 and 2017, respectively. The net amounts billed include reimbursements of $3 million and $2 million for the three months ended June 30, 2018 and 2017, respectively, and $10 million and $5 million for the six months ended June 30, 2018 and 2017, respectively. Amounts billed by Andeavor included in general and administrative expenses totaled $18 million and $19 million for the three months ended June 30, 2018 and 2017, respectively, and $38 million and $39 million for the six months ended June 30, 2018 and 2017, respectively. All of these amounts are eliminated upon consolidation. Those expenses with third-parties related to the transportation of crude oil and refined products related to Andeavor’s sale of those refined products during the ordinary course of business are reclassified to cost of materials and other in our statements of consolidated operations upon consolidation.

(g)
Included in NGL expense for the six months ended June 30, 2017 were approximately $2 million of crude costs related to crude oil volumes obtained in connection with the North Dakota Gathering and Processing Assets acquisition. The corresponding revenues were recognized in pass-thru and other revenue. As such, the calculation of the average margin on NGL sales per barrel for the six months ended June 30, 2017 excludes this amount.

(h)
Our Logistics segment uses average margin per barrel, average revenue per MMBtu and average revenue per barrel to evaluate performance and compare profitability to other companies in the industry. Refer to “Non-GAAP Measures” and “Non-GAAP Reconciliations” for further information regarding these non-GAAP measures.

There are a variety of ways to calculate these measures; other companies may calculate these in a different way.

(i)	Volumes represent barrels sold under Logistics’ keep-whole arrangements, net barrels retained under its POP arrangements and other associated products.

(j)
The adoption of ASC 606 changed the presentation of our gas gathering and processing throughput volumes. Volumes processed internally to enhance our NGL sales are no longer reported in our throughput volumes as certain fees contained within our commodity contracts are now reported as a reduction of “NGL expense”. The impact of the adoption was 150 thousand MMBtu/d and 162 thousand MMBtu/d for the three and six months ended June 30, 2018, respectively, now being used internally and not reported in the throughput volumes used to calculate our average gas gathering and processing revenue per MMBtu.

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except per barrel amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
Refining Segment	2018	2017	2018	2017
Revenues
Refined products (k)	$10,362	$6,658	$19,033	$12,470
Crude oil resales and other	1,299	391	2,272	635
Refining Revenues	11,661	7,049	21,305	13,105
Refining Cost of Materials and Expense
Cost of materials and other (excluding items shown separately below) (d)	10,225	6,072	18,856	11,427
Lower of cost or market adjustments	—	209	—	209
Operating expenses (excluding depreciation and amortization):
Manufacturing costs	511	460	1,033	881
Other operating expenses	141	104	250	199
Total operating expenses	652	564	1,283	1,080
Depreciation and amortization expenses	175	153	348	301
General and administrative expenses	3	3	7	5
(Gain) loss on asset disposals and impairments	(1)	3	(1)	4
Segment Operating Income (Loss)	$607	$45	$812	$79

Refining margin (l)	$1,436	$768	$2,449	$1,469
Refining margin ($/throughput barrel) (l)	$14.26	$9.45	$12.62	$9.45
Manufacturing costs (excluding depreciation and amortization) per throughput barrel (l)	$5.07	$5.67	$5.32	$5.67

Total Refining Segment
Throughput (Mbpd)
Heavy crude	197	186	202	172
Light crude	837	649	796	628
Other feedstocks	72	58	74	59
Total Throughput	1,106	893	1,072	859
Yield (Mbpd)
Gasoline and gasoline blendstocks	567	461	567	454
Diesel fuel	272	205	258	192
Jet fuel	130	133	131	123
Other	148	147	126	141
Total Yield	1,117	946	1,082	910
Refined Product Sales (Mbpd) (m)
Gasoline and gasoline blendstocks	692	580	693	541
Diesel fuel	275	199	264	195
Jet fuel	154	156	149	148
Other	153	157	135	136
Total Refined Product Sales	1,274	1,092	1,241	1,020

(k)
Refined product sales include intersegment sales to our Marketing segment of $6.2 billion and $4.4 billion for the three months ended June 30, 2018 and 2017, respectively, and $11.4 billion and $8.1 billion for the six months ended June 30, 2018 and 2017, respectively.

(l)
Management uses various measures to evaluate performance and efficiency and to compare profitability to other companies in the industry, including refining margin, refining margin per throughput barrel and manufacturing costs before depreciation and amortization expenses per throughput barrel. Refer to “Non-GAAP Measures” and “Non-GAAP Reconciliations” for further information regarding these non-GAAP measures.

(m)
Sources of total refined product sales include refined products manufactured at our refineries and refined products purchased from third parties. Total refined product sales include sales of manufactured and purchased refined products. Refined product sales include all sales through our Marketing segment as well as in bulk markets and exports through our Refining segment.

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except per barrel and per Mbpd amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
Refining By Region	2018	2017	2018	2017
California (Los Angeles and Martinez)
Revenues
Refined products (k)	$5,128	$4,048	$9,430	$7,972
Crude oil resales and other	267	77	403	221
Regional Revenue	5,395	4,125	9,833	8,193
Refining Cost of Materials and Expenses
Cost of materials and other (excluding items shown separately below)	4,781	3,506	8,839	7,100
Lower of cost or market adjustments	—	98	—	98
Operating expenses (excluding depreciation and amortization):
Manufacturing costs	284	291	565	586
Other operating expenses	74	59	133	115
Total operating expenses	358	350	698	701
Depreciation and amortization expenses	95	93	186	187
General and administrative expenses	1	2	2	4
(Gain) loss on asset disposals and impairments	(1)	3	(1)	4
Operating Income	$161	$73	$109	$99

Refining margin (l)	$614	$521	$994	$995
Refining margin per throughput barrel (l)	$12.18	$10.78	$11.05	$10.65
Manufacturing costs (excluding depreciation and amortization) per throughput barrel (l)	$5.62	$6.02	$6.28	$6.27
Capital expenditures	$80	$77	$218	$141

Throughput (Mbpd)
Heavy crude	157	168	161	159
Light crude	343	326	283	318
Other feedstocks	55	37	53	39
Total Throughput	555	531	497	516

Yield (Mbpd)
Gasoline and gasoline blendstocks	305	287	285	287
Diesel fuel	125	119	110	111
Jet fuel	69	80	61	71
Other	70	88	54	88
Total Yield	569	574	510	557

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except per barrel amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Inland (Texas, Minnesota, North Dakota, Utah, and New Mexico)
Revenues
Refined products (k)	$3,730	$1,436	$6,913	$2,232
Crude oil resales and other	942	249	1,732	296
Regional Revenue	4,672	1,685	8,645	2,528
Refining Cost of Materials and Expenses
Cost of materials and other (excluding items shown separately below)	3,927	1,446	7,387	2,190
Lower of cost or market adjustments	—	65	—	65
Operating expenses (excluding depreciation and amortization):
Manufacturing costs	171	96	345	155
Other operating expenses	50	25	78	46
Total operating expenses	221	121	423	201
Depreciation and amortization expenses	59	33	116	60
General and administrative expenses	2	1	5	1
Operating Income	$463	$19	$714	$11

Refining margin (l)	$745	$174	$1,258	$273
Refining margin per throughput barrel (l)	$19.56	$9.96	$16.85	$9.14
Manufacturing costs (excluding depreciation and amortization) per throughput barrel (l)	$4.48	$5.49	$4.61	$5.19
Capital expenditures	$130	$43	$267	$80

Throughput (Mbpd)
Heavy Crude	31	10	30	5
Light crude	375	175	370	155
Other feedstocks	12	7	12	5
Total Throughput	418	192	412	165

Yield (Mbpd)
Gasoline and gasoline blendstocks	219	103	220	90
Diesel fuel	129	58	122	50
Jet fuel	29	15	34	14
Other	40	19	36	14
Total Yield	417	195	412	168

Andeavor
Segment Operating Data and Results (Unaudited)
($ in millions, except per barrel amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Pacific Northwest (Washington and Alaska)
Revenues
Refined products (k)	$1,504	$1,174	$2,690	$2,266
Crude oil resales and other	90	65	137	118
Regional Revenue	1,594	1,239	2,827	2,384
Refining Cost of Materials and Expenses
Cost of materials and other (excluding items shown separately below)	1,517	1,120	2,630	2,137
Lower of cost or market adjustments	—	46	—	46
Operating expenses (excluding depreciation and amortization):
Manufacturing costs	56	73	123	140
Other operating expenses	17	20	39	38
Total operating expenses	73	93	162	178
Depreciation and amortization expenses	21	27	46	54
General and administrative expenses	—	—	—	—
Operating Loss	$(17)	$(47)	$(11)	$(31)

Refining margin (l)	$77	$73	$197	$201
Refining margin per throughput barrel (l)	$6.31	$4.72	$6.70	$6.24
Manufacturing costs (excluding depreciation and amortization) per throughput barrel (l)	$4.66	$4.72	$4.20	$4.35
Capital expenditures	$43	$34	$80	$65

Throughput (Mbpd)
Heavy crude	9	8	11	8
Light crude	119	148	143	155
Other feedstocks	5	14	9	15
Total Throughput	133	170	163	178

Yield (Mbpd)
Gasoline and gasoline blendstocks	43	71	62	77
Diesel fuel	18	28	26	31
Jet fuel	32	38	36	38
Other	38	40	36	39
Total Yield	131	177	160	185

Non-GAAP Reconciliations
Andeavor
Fuel Margin and Merchandise Margin Calculation (Unaudited)
($ in millions, except cents per gallon and percents)

	Three Months Ended March 31,		Three Months Ended June 30,				Six Months Ended June 30,
	2018		2018		2017		2018		2017
Segment Operating Income	$128		$209		$240		$337		$373
Add back:
Operating expenses	167		178		105		345		173
Depreciation and amortization expenses	22		21		15		43		28
Selling, General and administrative expenses	9		14		5		23		10
Loss on asset disposals	—		1		—		1		—
Marketing Margin	$326		$423		$365		$749		$584

Revenues
Retail and Branded fuel sales	$2,924		$3,555		$2,676		$6,479		$5,000
Unbranded fuel sales	2,527		3,053		2,197		5,580		3,956
Total fuel sales	5,451		6,608		4,873		12,059		8,956
Merchandise	176		204		71		380		77
Other sales	38		42		27		80		42
Total Revenues	5,665		6,854		4,971		12,519		9,075
Cost of Fuel and Other (excluding depreciation and amortization)
Retail and Branded fuel costs	2,710		3,259		2,394		5,969		4,529
Unbranded fuel costs	2,489		3,011		2,157		5,500		3,904
Total fuel costs	5,199		6,270		4,551		11,469		8,433
Purchases of merchandise	126		146		51		272		54
Other costs	14		15		4		29		4
Total Cost of Fuel and Other	5,339		6,431		4,606		11,770		8,491
Marketing Margin
Retail and Branded fuel margin	214		296		282		510		471
Unbranded fuel margin	38		42		40		80		52
Total fuel margin	252		338		322		590		523
Merchandise margin	50		58		20		108		23
Other margin	24		27		23		51		38
Total Convenience Margin	74		85		43		159		61
Marketing Margin	$326		$423		$365		$749		$584
Merchandise Margin Percentage (n)	28.0%		28.9%		28.3%		28.5%		28.8%
Fuel Sales (millions of gallons)
Retail and Branded fuel sales	1,324		1,402		1,220		2,726		2,311
Unbranded fuel sales	1,432		1,509		1,217		2,941		2,223
Total Fuel Sales	2,756		2,911		2,437		5,667		4,534

Retail and Branded Fuel Margin (¢/gallon) (n)	16.2	¢	21.1	¢	23.2	¢	18.7	¢	20.5	¢
Unbranded Fuel Margin (¢/gallon) (n)	2.6	¢	2.9	¢	3.2	¢	2.7	¢	2.3	¢
Total Fuel Margin (¢/gallon) (n)	9.1	¢	11.6	¢	13.2	¢	10.4	¢	11.6	¢

(m)	Amounts may not recalculate due to rounding of dollar and volume information.

Andeavor
Average Margin on NGL Sales Per Barrel Calculation (Unaudited)
($ in millions, except per barrel amounts and days)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Segment Operating Income	$193	$163	$381	$313
Add back:
Operating expenses	195	145	380	271
Depreciation and amortization expenses	83	68	162	126
General and administrative expenses	26	29	52	56
(Gain) loss on asset disposals and impairments	1	(25)	1	(25)
Other commodity purchases	—	—	—	2
Subtract:
Terminalling revenues	(208)	(159)	(406)	(304)
Pipeline transportation revenues	(40)	(33)	(71)	(63)
Other terminalling revenues	(1)	(2)	(3)	(2)
Gas gathering and processing revenues	(82)	(87)	(167)	(167)
Crude oil gathering revenues	(69)	(41)	(134)	(80)
Pass-thru and other revenues	(48)	(33)	(89)	(76)
Margin on NGL Sales	$50	$25	$106	$51
Divided by Total Volumes for the Period:
NGLs sales volumes (Mbpd)	9.1	7.3	10.4	7.4
Number of days in the period	91	91	181	181
Total volumes for the period (thousands of barrels) (n)	828	664	1,882	1,339
Average Margin on NGL Sales per Barrel (n)	$59.77	$37.45	$55.81	$38.30

Refining Margin Per Throughput Barrel Calculation (Unaudited)
($ in millions, except per barrel amounts and days)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Segment Operating Income (Loss)	$607	$45	$812	$79
Add back:
Manufacturing costs (excluding depreciation and amortization)	511	460	1,033	881
Other operating expenses (excluding depreciation and amortization)	141	104	250	199
Depreciation and amortization expenses	175	153	348	301
General and administrative expenses	3	3	7	5
(Gain) loss on asset disposals and impairments	(1)	3	(1)	4
Refining Margin	$1,436	$768	$2,449	$1,469
Divided by Total Volumes:
Total refining throughput (Mbpd)	1,106	893	1,072	859
Number of days in the period	91	91	181	181
Total volumes for the period (millions of barrels) (n)	100.6	81.3	194.0	155.5
Refining Margin per Throughput Barrel (n)	$14.26	$9.45	$12.62	$9.45

Andeavor
Refining Margin Per Throughput Barrel Calculation by Region (Unaudited)
($ in millions, except per barrel amounts and days)

	Three Months Ended June 30,
	2018	2017	2018	2017	2018	2017
	California (Los Angeles and Martinez)		Inland (Texas, Minnesota, North Dakota, Utah and New Mexico)		Pacific Northwest (Washington and Alaska)
Segment Operating Income (Loss)	$161	$73	$463	$19	$(17)	$(47)
Add back:
Manufacturing costs (excluding depreciation and amortization)	284	291	171	96	56	73
Other operating expenses (excluding depreciation and amortization)	74	59	50	25	17	20
Depreciation and amortization expenses	95	93	59	33	21	27
General and administrative expenses	1	2	2	1	—	—
(Gain) loss on asset disposals and impairments	(1)	3	—	—	—	—
Refining Margin	$614	$521	$745	$174	$77	$73
Divided by Total Volumes:
Total refining throughput (Mbpd)	555	531	418	192	133	170
Number of days in the period	91	91	91	91	91	91
Total volumes for the period (millions of barrels) (n)	50.5	48.3	38.0	17.5	12.1	15.5
Refining Margin per Throughput Barrel (n)	$12.18	$10.78	$19.56	$9.96	$6.31	$4.72

	Six Months Ended June 30,
	2018	2017	2018	2017	2018	2017
	California (Los Angeles and Martinez)		Inland (Texas, Minnesota, North Dakota, Utah and New Mexico)		Pacific Northwest (Washington and Alaska)
Segment Operating Income (Loss)	$109	$99	$714	$11	$(11)	$(31)
Add back:
Manufacturing costs (excluding depreciation and amortization)	565	586	345	155	123	140
Other operating expenses (excluding depreciation and amortization)	133	115	78	46	39	38
Depreciation and amortization expenses	186	187	116	60	46	54
General and administrative expenses	2	4	5	1	—	—
(Gain) loss on asset disposals and impairments	(1)	4	—	—	—	—
Refining Margin	$994	$995	$1,258	$273	$197	$201
Divided by Total Volumes:
Total refining throughput (Mbpd)	497	516	412	165	163	178
Number of days in the period	181	181	181	181	181	181
Total volumes for the period (millions of barrels) (n)	90.0	93.4	74.6	29.9	29.5	32.2
Refining Margin per Throughput Barrel (n)	$11.05	$10.65	$16.85	$9.14	$6.70	$6.24

Andeavor
Manufacturing Costs (Excluding Depreciation and Amortization) Per Throughput Barrel Calculation (Unaudited) ($ in millions, except per barrel amounts and days)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Total Refining Segment operating expenses (excluding depreciation and amortization)	$652	$564	$1,283	$1,080
Subtract:
Other operating expenses (excluding depreciation and amortization)	(141)	(104)	(250)	(199)
Manufacturing Costs (excluding depreciation and amortization)	$511	$460	$1,033	$881
Divided by Total Volumes:
Total refining throughput (Mbpd)	1,106	893	1,072	859
Number of days in the period	91	91	181	181
Total volumes for the period (millions of barrels) (n)	100.6	81.3	194.0	155.5
Manufacturing Costs (excluding depreciation and amortization) per Throughput Barrel (n)	$5.07	$5.67	$5.32	$5.67

Manufacturing Costs (Excluding Depreciation and Amortization) Per Throughput Barrel Calculation by Region (Unaudited) ($ in millions, except per barrel amounts and days)

	Three Months Ended June 30,
	2018	2017	2018	2017	2018	2017
	California (Los Angeles and Martinez)		Inland (Texas, Minnesota, North Dakota, Utah and New Mexico)		Pacific Northwest (Washington and Alaska)
Total operating expenses	$358	$350	$221	$121	$73	$93
Subtract:
Other operating expenses (excluding depreciation and amortization)	(74)	(59)	(50)	(25)	(17)	(20)
Manufacturing Costs (excluding depreciation and amortization)	$284	$291	$171	$96	$56	$73
Divided by Total Volumes:
Total refining throughput (Mbpd)	555	531	418	192	133	170
Number of days in the period	91	91	91	91	91	91
Total volumes for the period (millions of barrels) (n)	50.5	48.3	38.0	17.5	12.1	15.5
Manufacturing Costs (excluding depreciation and amortization) per Throughput Barrel (n)	$5.62	$6.02	$4.48	$5.49	$4.66	$4.72

Andeavor
Manufacturing Costs (Excluding Depreciation and Amortization) Per Throughput Barrel Calculation by Region (Unaudited) ($ in millions, except per barrel amounts and days)

	Six Months Ended June 30,
	2018	2017	2018	2017	2018	2017
	California (Los Angeles and Martinez)		Inland (Texas, Minnesota, North Dakota, Utah and New Mexico)		Pacific Northwest (Washington and Alaska)
Total operating expenses	$698	$701	$423	$201	$162	$178
Subtract:
Other operating expenses (excluding depreciation and amortization)	(133)	(115)	(78)	(46)	(39)	(38)
Manufacturing Costs (excluding depreciation and amortization)	$565	$586	$345	$155	$123	$140
Divided by Total Volumes:
Total refining throughput (Mbpd)	497	516	412	165	163	178
Number of days in the period	181	181	181	181	181	181
Total volumes for the period (millions of barrels) (n)	90.0	93.4	74.6	29.9	29.5	32.2
Manufacturing Costs (excluding depreciation and amortization) per Throughput Barrel (n)	$6.28	$6.27	$4.61	$5.19	$4.20	$4.35

Total Debt Excluding Andeavor Logistics (Unaudited) (In millions)

	June 30, 2018	December 31, 2017
Total debt excluding Andeavor Logistics:
Andeavor consolidated debt (o)	$8,726	$7,685
Andeavor Logistics debt (o)	4,373	4,128
Andeavor Total Debt Excluding Andeavor Logistics (o)	$4,353	$3,557

(o)	Shown net of unamortized issuance costs.

Andeavor
Reconciliation of Amounts Reported Under U.S. GAAP (Unaudited) (In millions)

	Projected Annual EBITDA
	LA Refinery Integration and Compliance Project	Anacortes Isomerization
Projected Net Earnings	$75	$20
Add: Projected depreciation and amortization expense	20	10
Add: Projected interest and financing costs, net	5	—
Add: Projected income tax expense	25	10
Projected Annual EBITDA	$125	$40

Projected Annual EBITDA Contribution 2019E
2018 Drop Down
Projected Net Earnings	$ 105-115
Add: Projected depreciation and amortization expense	78
Add: Projected interest and financing costs, net	12
Projected EBITDA	$ 195-205

Andeavor Logistics LP
Reconciliation of EBITDA to Amounts Under U.S. GAAP (Unaudited) (In millions)

Permian Gathering Assets Reconciliation of Projected Annual EBITDA
Run Rate
Projected Net Earnings	$90
Add: Projected depreciation and amortization expense	35
Add: Projected interest and financing costs, net	25
Projected EBITDA	$150